Old Mutual VA Asset Allocation Balanced Portfolio

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] - 109.5%		
Aggressive Growth - 4.2%		
Old Mutual Developing Growth Fund*	2,018	$ 27
Total Aggressive Growth		27
Emerging Market-Equity - 2.8%		
Old Mutual Clay Finlay Emerging Markets Fund	1,618	18
Total Emerging Market-Equity		18
Government/Corporate - 48.5%		
Old Mutual Barrow Hanley Core Bond Fund	15,104	147
Old Mutual Dwight High Yield Fund	3,812	33
Old Mutual Dwight Intermediate Fixed Income Fund	8,473	84
Old Mutual International Bond Fund	4,802	47
Total Government/Corporate		311
Growth - 4.5%		
Old Mutual Advantage Growth Fund*	4,043	29
Total Growth		29
Growth-Mid Cap - 0.8%		
Old Mutual Provident Mid-Cap Growth Fund*	705	5
Total Growth-Mid Cap		5
International Equity - 12.2%		
Old Mutual International Equity Fund	8,576	78
Total International Equity		78
Market Neutral-Equity - 4.2%		
Old Mutual Analytic U.S. Long/Short Fund	2,351	27
Total Market Neutral-Equity		27
Real Estate - 0.5%		
Old Mutual Heitman Global Real Estate Securities Fund*	283	3
Total Real Estate		3
Sector Fund-Real Estate - 0.3%		
Old Mutual Heitman REIT Fund	200	2
Total Sector Fund-Real Estate		2
Value - 15.3%		
Old Mutual Barrow Hanley Value Fund	12,446	73
Old Mutual Focused Fund	1,288	25
Total Value		98
Value-Mid Cap - 10.0%		
Old Mutual Mid-Cap Fund	609	6
Old Mutual TS&W Mid-Cap Value Fund	7,414	58
Total Value-Mid Cap		64
Value-Small Cap - 6.2%		
Old Mutual Discover Value Fund*	4,551	40
Total Value-Small Cap		40
Total Affiliated Mutual Funds (Cost $775)		**702**
Money Market Fund - 1.1%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	6,560	7
Total Money Market Fund (Cost $7)		**7**
Total Investments - 110.6% (Cost $782)†		**709**
Other Assets and Liabilities, Net - (10.6)%		**(68)**
Total Net Assets - 100.0%		$ **641**

* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Portfolio's investments was $782 (000), and the unrealized appreciation and depreciation were $0 (000) and $(73) (000), respectively.

Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 709
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 709

Old Mutual VA Asset Allocation Conservative Portfolio

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] - 105.4%		
Government/Corporate - 76.5%		
Old Mutual Barrow Hanley Core Bond Fund	24,014	$ 235
Old Mutual Dwight High Yield Fund	6,028	52
Old Mutual Dwight Intermediate Fixed Income Fund	12,283	121
Old Mutual International Bond Fund	7,935	78
Total Government/Corporate		486
Growth - 3.5%		
Old Mutual Advantage Growth Fund*	3,032	22
Total Growth		22
Growth-Mid Cap - 1.3%		
Old Mutual Provident Mid-Cap Growth Fund*	1,026	8
Total Growth-Mid Cap		8
International Equity - 6.1%		
Old Mutual International Equity Fund	4,330	39
Total International Equity		39
Market Neutral-Equity - 1.4%		
Old Mutual Analytic U.S. Long/Short Fund	813	9
Total Market Neutral-Equity		9
Value - 7.9%		
Old Mutual Barrow Hanley Value Fund	5,964	35
Old Mutual Focused Fund	772	15
Total Value		50
Value-Mid Cap - 8.7%		
Old Mutual Mid-Cap Fund	688	7
Old Mutual TS&W Mid-Cap Value Fund	6,117	48
Total Value-Mid Cap		55
Total Affiliated Mutual Funds (Cost $719)		**669**
Money Market Fund - 1.1%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	6,449	7
Total Money Market Fund (Cost $6)		**7**
Total Investments - 106.5% (Cost $725)†		**676**
Other Assets and Liabilities, Net - (6.5)%		**(41)**
Total Net Assets - 100.0%		**$ 635**

 * Non-income producing security.
 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
     control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
     investment adviser to all affiliated mutual funds.
 (A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Portfolio's investments was $725 (000), and the unrealized appreciation and depreciation were $0 and $(49) (000), respectively.

Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

      Level 1 – quoted prices in active markets for identical securities
      Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
      Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 676
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 676

Old Mutual VA Asset Allocation Moderate Growth Portfolio

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] - 102.4%		
Aggressive Growth - 5.6%		
Old Mutual Developing Growth Fund*	5,813	$ 77
Total Aggressive Growth		77
Emerging Market-Equity - 3.4%		
Old Mutual Clay Finlay Emerging Markets Fund	4,267	47
Total Emerging Market-Equity		47
Government/Corporate - 18.0%		
Old Mutual Barrow Hanley Core Bond Fund	13,892	136
Old Mutual Dwight Intermediate Fixed Income Fund	6,273	62
Old Mutual International Bond Fund	5,247	52
Total Government/Corporate		250
Growth - 10.4%		
Old Mutual Advantage Growth Fund*	19,881	145
Total Growth		145
Growth-Mid Cap - 1.0%		
Old Mutual Provident Mid-Cap Growth Fund*	1,755	14
Total Growth-Mid Cap		14
International Equity - 17.5%		
Old Mutual International Equity Fund	26,898	244
Total International Equity		244
Market Neutral-Equity - 5.5%		
Old Mutual Analytic U.S. Long/Short Fund	6,822	77
Total Market Neutral-Equity		77
Real Estate - 2.0%		
Old Mutual Heitman Global Real Estate Securities Fund*	2,854	28
Total Real Estate		28
Sector Fund-Real Estate - 0.7%		
Old Mutual Heitman REIT Fund	1,082	10
Total Sector Fund-Real Estate		10
Value - 18.3%		
Old Mutual Barrow Hanley Value Fund	31,507	185
Old Mutual Focused Fund	3,529	70
Total Value		255
Value-Mid Cap - 10.4%		
Old Mutual Mid-Cap Fund	2,142	21
Old Mutual TS&W Mid-Cap Value Fund	15,677	123
Total Value-Mid Cap		144
Value-Small Cap - 9.6%		
Old Mutual Discover Value Fund*	15,317	134
Total Value-Small Cap		134
Total Affiliated Mutual Funds (Cost $1,625)		**1,425**
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	14,186	14
Total Money Market Fund (Cost $14)		**14**
Total Investments - 103.4% (Cost $1,639)†		**1,439**
Other Assets and Liabilities, Net - (3.4)%		**(47)**
Total Net Assets - 100.0%		**$ 1,392**

  * Non-income producing security.

 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
     control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
     investment adviser to all affiliated mutual funds.

 (A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Portfolio's investments was $1,639 (000), and the unrealized appreciation and depreciation were $1 (000) and $(201) (000), respectively.

Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Portfolio utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Portfolio's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Portfolio's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 1,439
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 1,439